AcuNetx, Inc.
2301 W. 205th St, Suite102
 Torrance, CA 90501

September 9, 2010

BY EDGAR
Securities and Exchange Commission
Washington, DC 20549

Attn:	Brian Cascio
Accounting Branch Chief

Re:	AcuNetx, Inc. Form 10-K for the year ended December 31, 2010, filed April 12, 2010 Form 10-Q for the quarter ended March 31, 2010 File No. 000-27857

Dear Sirs:

This is in response to your letter of August 3, 2010 concerning the Annual Report on Form 10-K for the year ended December 31, 2010, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, of AcuNetx, Inc.

For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff’s letter.

Form 10-K for the year ending December 31, 2010

Item 9A Controls and Procedures, page 10

Management’s Annual Report on Internal Control over Financial Reporting

1-6.   Concurrently with the filing of this letter we are filing Amendment No.1 to the Annual Report on Form 10-K for the year ended December 31, 2010, in which we have revised Item 9A to disclose the conclusions regarding the effectiveness of disclosure controls and procedures, to include a statement as to management’s responsibility for establishing and maintaining adequate internal control over financial reporting, and to address the other issues raised in your letter.

Consolidated Financial Statements
Consolidated Statements of Operations

7. This is to confirm that,  in future filings, we will revise the labels in the consolidated statements of operations to be consistent with FASB ASC 810-10-50-1A and 810-10-55-4J.

Consolidated Statements of Stockholders' Equity, page F-4

8. This is to confirm that,  in future filings, we will present the consolidated statement of changes in equity to comply with the requirements of FASB ASC 810-10-50-1A(c). We acknowledge that because the noncontrolling interest is part of the equity of the consolidated group, it should be presented in the statement of changes in equity.

Consolidated Statements of Cash Flows, page F-5

9.  This is to confirm that,  in future filings, we will begin the Consolidated Statement of Cash Flows with “net income" as defined in FASB ASC 810-10-65-1. We also acknowledge that "net income attributable to noncontrolling interests" should not be included as a reconciling item in the operating section of the Consolidated Statement of Cash Flows.

Notes to Consolidated Financial Statements, page F-6

Note 6 — Borrowings, page F-15

10.  The related party note has been revised several times. The most recent revision was to convert the payment schedule to “interest only” for a period of six months, with an understanding that the payment arrangements would be reviewed at that time. No portion of the principal has been forgiven, and the portion of the principal that is long-term is reflected on the balance sheet as long-term debt.

Note 14 — Commitments and Contingencies, page F-24

11.  This refers to a consulting and marketing agreement with the Company’s largest distributor. In exchange for a modification removing exclusivity provisions, the distributor receives shares of Common Stock each year with a value of $100,000, the number of shares varying each year based on the market value of the Common Stock on each anniversary of the date of the Agreement. In 2009 the Company negotiated an arrangement under which the number of shares to be issued is fixed, and there are no further accruals of shares to be issued. At the request of the consultant, the stock has never been issued. In addition, the distributor is entitled to receive $45,000 each year for consulting services, none of which has been paid. Since the consultant is entitled to receive both the shares and the accrued consulting fees at any time, based on its demand, both obligations are classified as long term.

Exhibits 31.1 and 31.2

Amendment No. 1 to the Annual Report on Form 10-K, filed concurrently with this letter, includes Exhibits 31.1 and 31.2 with the title of the individual and the company name deleted. We will follow this practice with future filings. In addition, we revised paragraph 5 of Exhibits 31.1 and 31.2 in accordance with your comments.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (310) 328-0477 with any questions regarding this letter.

 Very truly yours,

/s/ Robert S. Corrigan
Robert S. Corrigan, President
AcuNetx, Inc.